Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended Sept. 30,		Nine months ended Sept. 30,
(in thousands)	2011	2010	2011	2010
Excluding interest on deposits (1)
Income before income taxes	$192,882	202,161	654,243	503,748
Fixed charges, excluding preferred dividends and capitalized interest	-	-	-	-
Earnings	$192,882	202,161	654,243	503,748
Interest	$-	-	-	-
One-third of rents	-	-	-	-
Preferred dividends	45,198	48,957	137,151	140,049
Capitalized interest	-	-	-	-
Fixed charges	$45,198	48,957	137,151	140,049
Consolidated ratios of earnings to fixed charges (2)	4.27	4.13	4.77	3.60

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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